                          [KIRKLAND & ELLIS LLP LOGO]


                             200 East Randolph Drive
                             Chicago, Illinois 60601
    Carol Anne Huff
To Call Writer Directly:           312 861-2000                 Facsimile:
     312 861-2163                                              312 861-2200
   chuff@kirkland.com            www.kirkland.com




                                 September 7, 2005

VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Ms. Peggy A. Fisher

         Re:      Exide Technologies
                  Registration Statement on Form S-3
                  File Number 333-126619

Ladies and Gentlemen:

                  On behalf of Exide Technologies, a Delaware corporation (the "Company"), we are writing to respond to the comment raised in your letter to the Company dated July 27, 2005 with respect to the Company's Registration Statement on Form S-3 which was filed with the Securities and Exchange Commission (the "Commission") on July 15, 2005. Your comment is reproduced below in italics for convenience.

REGISTRATION STATEMENT ON FORM S-3

FORM ELIGIBILITY

1. We note the disclosures in your annual report on Form 10-K for the fiscal year ended March 31, 2005 regarding the various defaults under your credit agreement. Please provide us with your analysis as to whether you satisfy the eligibility requirements set forth in General Instruction I.A.5. of Form S-3 for the use of Form S-3. Include an analysis of whether the defaults accelerated your obligations and cite applicable provisions of exhibits filed with your annual report on Form 10-K.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
September 7, 2005
Page 2


         Response: The Company's failure to satisfy certain of the covenants in its Credit Agreement(1) over the past year has not affected the Company's eligibility to use Form S-3 because no covenant defaults by the Company have triggered accelerated payment obligations under the Credit Agreement. Under General Instruction I.A.5. of Form S-3, a registrant is not eligible to use Form S-3 if the registrant defaulted "on any installment or installments on indebtedness for borrowed money." Item XXXIII of Section G, "Securities Act Forms," in the Commission's Division of Corporate Finance Manual of Publicly Available Telephone Interpretations dated July 1997 confirms that "[a] default on a covenant not involving an 'installment on indebtedness' does not disqualify a company from using ... Form S-3. A default will only be disqualifying if it involves failure to pay principal or interest on a sinking fund installment."

                  Each of the Company's defaults under the Credit Agreement has been caused by the failure to satisfy financial covenants and information covenants as opposed to the failure to repay indebtedness. The Credit Agreement contains several financial maintenance covenants. These covenants require the Company to maintain a designated consolidated interest coverage ratio,(2) prohibit the Company from exceeding a designated leverage ratio,(3) require the Company to maintain a designated minimum consolidated EBITDA,(4) require the Company to maintain a designated minimum asset coverage ratio(5) and prohibit the Company from making capital expenditures in excess of a designated amount(6) (collectively, the "Financial Maintenance Covenants"). An information covenant in the Credit Agreement also requires the Company to furnish annually to the lenders the Company's audited financial statements and requires the Company's independent certified public accountants to certify such audited financial statements,


-----------------


(1) See the Credit Agreement dated as of May 5, 2004 among Exide Technologies, Exide Global Holding Netherlands C.V., Various Lending Institutions, Credit Suisse First Boston and Fleet Securities, Inc. and Deutsche Bank AG New York Branch (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 7, 2004) (referred to in this letter as the "Credit Agreement").


(2) See Section 9.08 of the Credit Agreement.


(3) See Section 9.09 of the Credit Agreement.


(4) See Section 9.10 of the Credit Agreement.


(5) See Section 9.11 of the Credit Agreement.


(6) See Section 9.12 of the Credit Agreement.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
September 7, 2005
Page 3



         including that the audit was made without qualification or expression of uncertainty, in each case as to going concern(7) (the "Annual Financial Statements Covenant").

                  As described on pages 36 and 37 of the Company's Annual Report on Form 10-K filed with the Commission on June 29, 2005 (the "Form 10-K), the Company has failed to satisfy the Financial Maintenance Covenants on various occasions throughout the past year and failed to satisfy the Annual Financial Statements Covenant with respect to the financial statements included in the Form 10-K.(8) However, these covenant breaches have not triggered or accelerated payment obligations under the Credit Agreement. Under the terms of the Credit Agreement, covenant defaults trigger payment obligations only upon the written request of lenders holding loans representing greater than 50% of the sum of all outstanding principal of loans made to the Company under the Credit Agreement (the "Required Lenders")(9). Furthermore, certain covenant defaults under the Credit Agreement (including, without limitation, the Annual Financial Statements Covenant) will not mature into an "Event of Default" unless such defaults continue unremedied for a period of at least 15 days after notice to the defaulting party by the administrative agent or any lender under the Credit Agreement.(10) None of the Company's defaults under the Financial Maintenance Covenants or the Annual Financial Statements Covenant triggered or accelerated any payment obligation because (i) with respect to the Annual Financial

-------------------

(7)      See Section 8.01(c) of the Credit Agreement.


(8) The Company's defaults of the Financial Maintenance Covenants and the Annual Financial Statements Covenant were promptly waived by the lenders under the Credit Agreement. See (i) the First Amendment and Waiver to Credit Agreement dated as of November 10, 2004 among Exide Technologies, Exide Global Holding Netherlands C.V., the Lenders from time to time party thereto and Deutsche Bank AG New York Branch (the Lenders party thereto and Deutsche Bank AG New York Branch are collectively referred to in this letter as the "Lender Parties") (filed as Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004); (ii) the Second Amendment and Waiver to Credit Agreement dated as of February 14, 2005 among Exide Technologies, Exide Global Holding Netherlands C.V. and the Lender Parties (filed as Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2004); (iii) the Fourth Amendment to Credit Agreement dated as of June 14, 2005 among Exide Technologies, Exide Global Holding Netherlands C.V. and the Lender Parties (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on June 15, 2005); and (iv) the Fifth Amendment and Waiver to Credit Agreement dated as of June 29, 2005 among Exide Technologies, Exide Global Holding Netherlands C.V. and the Lender Parties (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Commission on June 30, 2005).


(9)      See Section 10 of the Credit Agreement.


(10)     See Section 10.03 of the Credit Agreement.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
September 7, 2005
Page 4



         Statements Covenant, the Company did not receive notice of such defaults from the administrative agent or any lender under the Credit Agreement and (ii) with respect to the Financial Maintenance Covenants, the Company did not receive written notice from the administrative agent of the written request of the Required Lenders to accelerate any payment obligation under the Credit Agreement. Accordingly, the Company did not default on any "installment or installments on indebtedness for borrowed money" under General Instruction I.A.5. of Form S-3, and the Company remains eligible to use Form S-3.

                                    * * * * *

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
September 7, 2005
Page 5




                  Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.


                                                     Sincerely,

                                                     /s/  Carol Anne Huff
                                                     ---------------------------
                                                     Carol Anne Huff

cc:      Stuart H. Kupinsky
         Exide Technologies